SALES AGREEMENT

BETWEEN:

     HEMISPHERX BIOPHARMA, Inc., with registered office at 1617 JFK Blvd., Suite 660, Philadelphia, PA 19103 and represented by Dr. William A. Carter, CEO, hereinafter called HEB.

And

     ENGITECH LLC, with registered office at 1485 Brookcliff Dr., Suite 202, Marietta, GA 30062 and represented by Roy Philpott, CEO, hereinafter called ENGITECH.

SECTION 1: DEFINITIONS

     1.1 Contract area: the territory of the United States of America By written agreement between the parties, this contract area can always be extended by other countries and/ or areas.

     1.2 Products: Alferon N Injection(R) By written agreement between the parties, this contract can always be extended by other products.

SECTION 2: APPOINTMENT

Subject to the terms and the provisions of this Agreement, HEB appoints Engitech as a seller of the Products in the Contract area. Engitech accepts this appointment and undertakes to perform business activities in conformity with the provisions of this Agreement at any moment during the period of validity of the Agreement.

SECTION 3: RELATION BETWEEN THE PARTIES

Engitech will provide a Contract Sales Organization (CSO) to promote and sell Alferon N Injection(R). Engitech will not sell or represent directly or indirectly any potential competitive product without written approval by HEB. The Products are sold under their original brand name and are invoiced by HEB or its representative. Engitech is paid a commission on sales.

SECTION 4: SALES PLAN

Engitech   will  use  its  existing   organization   to   establish   100  sales
representatives in major markets to promote Alferon N Injection(R) for its approved indications and will also provide a scientific and educational program to physicians and consumers. Once the 100 sales reps are in place, expected within 1 year, Engitech will continue to place as many as 250 sales reps, expected within a 2 year timeframe, in the U.S. domestic market and as many as it would take to continually drive market share.



SECTION 5: GENERAL OBLIGATIONS OF HEB AND ENGITECH

5.1 HEB and Engitech will use their best efforts to promote and to stimulate the
sale of      the Products.

5.2 HEB and Engitech shall inform each other of any change with respect to their company and their business.

5.3 Any information with which both parties supply each other with respect to the Products and the Agreement is basically confidential and secret. Parties are not allowed to give such information to any third parties or use such information unless for the purpose for which it has been given. If on account of this Agreement Engitech needs to give such information to other persons with the consent of HEB, Engitech shall take care that such other persons observe the same secrecy. Any obligations resulting from section 5.3 remain applicable even when this Agreement has been terminated.

5.4 Engitech shall inform HEB of their activities and market developments at regular times and will report all important matters concerning the Products.

5.5 Engitech will provide HEB nationwide exposure and coverage. In order to do so, Engitech will review and organize sales territories and hire sales associates as needed.

5.6 Engitech will print visual aids and Package Insert Sheets for promotion, upon pre-approval by HEB, and will bill HEB for printing charges and shipping charges to the CSO partners.

5.7 HEB will provide for manufacture, distribution and track sales of the promoted Products. Engitech will receive monthly statements provided by HEB of this function.

5.8 HEB will provide scientific resources for the Products: backgrounders, MD or Pharm. D. to answers questions and a general scientific support for the sales team, including presence at regional sales meetings to lecture on the Products.

SECTION 6: PAYMENTS

Engitech will receive 33% commission on all paid invoices. The payment will be made on or before the 15th of each month for invoices paid the previous month. The payment will be made by check or money wire.

Engitech is responsible for all payments to the different sales representatives and/or sales organizations and agrees to do so in compliance with the terms and conditions of payment negotiated with these sales representatives or sales organizations. Engitech will retain a part of the received commission for its own organization.

These payments are covering all costs made by Engitech to sell the Product, except from any promotional materials such as visual aids.



SECTION 7:   DURATION AND TERMINATION OF THE AGREEMENT

7.1 The Agreement is concluded for an unlimited period. It can be terminated by one or by both parties at any time provided that a 90 days notice is given.

7.2 Each of the parties is entitled to terminate the Agreement by right with immediate effect, if the other party infringes its contractual obligations seriously and if it fails to correct or to put an end to such infringement after having received a written summons in which the failing party is requested to correct or to put an end to such infringement within 30 days as from receipt.

7.3 Any cancellation or termination of the present Agreement shall be made by registered letter.

SECTION 8:  DIVISIBILITY

If any part or any clause of the present Agreement is found invalid or unenforceable for any reason whatsoever, the other parts or clauses shall not be affected and they shall remain valid and enforceable as if the invalid or unenforceable parts or clauses were not included in the Agreement.
Any such part or clause shall be replaced by a provision that, insofar it is legally possible, shall be as close as possible to what parties intended by the replaced part or clause.

SECTION 9 :  COMPLETE AGREEMENT

This Agreement contains the complete agreement concluded both parties with respect to the subject of this Agreement and replaces any prior negotiations or agreements. Unless otherwise provided for in the Agreement, the Agreement can be modified or be amended only by means of a written agreement to be signed by duly authorized representatives of both parties.

SECTION 10:   APPLICABLE LAW AND COMPETENT JURISDICTION

10.1 The present Agreement shall be governed by and construed according to American law.

10.2 Any dispute concerning the validity, the interpretation or the performance of this agreement shall be finally settled by a Philadelphian Court. The language to be used in such arbitration shall be English.

The present Agreement has been drawn up at Philadelphia, PA 19103 ,USA on 8/15/2003 in 2 copies and each party acknowledges to have received one copy of the Agreement.


HEMISPHERX BIOPHARMA, INC.                        ENGITECH LLC

/s/ William A. Carter  8/19/03                    /s/ Roy Philpott 8/14/03
----------------------                            ------------------
Dr. William A. Carter                             Roy Philpott
CEO                                               CEO